Exhibit 99.7

NICE Actimize and Crowe Announce Strategic Collaboration to Bridge Gaps in
Adopting Modern Automation Technologies in an Era of Digital Transformation

The collaboration will open up growth opportunities in new areas and markets for financial crime products and services while better serving customers

Hoboken, N.J., January 28, 2020 – NICE Actimize, a NICE (Nasdaq: NICE) business, and a leader in Autonomous Financial Crime Management, and Crowe LLP, a leader in public accounting, consulting and technology, today announced a global strategic collaboration in financial crime and compliance services and technology offerings to meet the growing pressures of digital transformation.

As financial services organizations look to adopt more automation and bring time to value to their operations, this collaboration will serve as an experienced guide to bridge the gaps in adopting modern automation technologies in this new environment.

Leveraging their global experience across financial crime management and solution implementation, NICE Actimize’s consulting and advisory teams along with Crowe’s financial crime experts will work together to support customers in many areas, including the following:
•	Ensuring that financial crime detection and prevention systems are best configured and optimized to meet both operational requirements and the strictest regulatory expectations
•	Monitoring emerging financial crime risks through model governance and validation services;
•	Providing strategic insights into the selection of advanced analytics technologies
•	Providing expertise for the proper data integration strategies to maximize the benefits of NICE Actimize, leveraging numerous years of practical hands-on experience.

“Crowe has long been focused on disruptive and emerging technologies, and the operational changes that digital transformation brings to our markets,” said Arjun Kalra, a Principal at Crowe who specializes in financial crimes prevention. “We look forward to continue providing our considerable expertise by supporting NICE Actimize’s customers and addressing areas where we can help streamline the journey to automation and increased productivity.”

“Crowe, one of the industry’s most respected names in consulting and technology services, is a natural complement to NICE Actimize’s expertise in consulting and professional services, and we look forward to addressing operational challenges in this new era of transformation,” said Craig Costigan, CEO, NICE Actimize. “Not only will this partnership enable us to better serve customers around the world, but this relationship opens up growth opportunities in new areas and markets for our portfolio of financial crime and compliance solutions.”

Costigan added, “We are particularly excited about Crowe’s experience with mid-market financial institutions. We look forward to this journey with Crowe.”

About Crowe
Crowe LLP is a public accounting, consulting and technology firm with offices around the world. Crowe uses its deep industry expertise to provide audit services to public and private entities. The firm and its subsidiaries also help clients make smart decisions that lead to lasting value with its tax, advisory and consulting services. Crowe is recognized by many organizations as one of the best places to work in the U.S. As an independent member of Crowe Global, one of the largest global accounting networks in the world, Crowe serves clients worldwide. The network consists of more than 200 independent accounting and advisory services firms in more than 130 countries around the world.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers' and investors' assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.